# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GABELLI DIVIDEND & INCOME TRUST, CIK 0001260729
CUSIP: 36242H856
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: ONE CORPORATE CENTER, RYE, New York (NY), 10580
Date of event which requires filing of this statement: 11/26/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000807249-24-000142
Filed by CIK 0001589219

## Reporting persons
- MJG 1999 DESCENDANTS TRUST: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 3,500,000; shared voting power 0; sole dispositive power 3,500,000; shared dispositive power 0; aggregate amount beneficially owned 3,500,000 (14.5% of the class)

## Item 1. Issuer
Name of issuer: GABELLI DIVIDEND & INCOME TRUST
Address of issuer's principal executive offices: ONE CORPORATE CENTER, RYE, NEW YORK, 10580.

## Item 2. Person Filing
Name of person filing: MJG 1999 Descendants Trust (the "Reporting Person")
Address of principal business office or, if none, residence: One Corporate Center, Rye, N.Y. 10580
Citizenship: Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The aggregate number of Securities to which this Schedule 13G relates is 3,500,000 Preferred Shares.
Percent of class: This represents 14.48% of the 24,169,180 Preferred Shares outstanding as reported by the Issuer.
Sole power to vote or to direct the vote: The Reporting Person exercises in its sole discretion the entire voting power with respect to all shares of the Issuer held and to be held by the Reporting Person.
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: The Reporting Person exercises in its sole discretion the entire dispositive power with respect to all shares of the Issuer held and to be held by the Reporting Person.
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MJG 1999 DESCENDANTS TRUST: John Gabelli, Trustee (11/26/2025)